SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement under
       Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 1

                          COINMACH LAUNDRY CORPORATION

                       (Name of Subject Company (Issuer))

                      CLC ACQUISITION CORPORATION (Offeror)
                            (Names of Filing Person)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    19259L101

                      (CUSIP Number of Class of Securities)

                                 Bruce V. Rauner
                     President - CLC Acquisition Corporation
                    6100 Sears Tower, Chicago, Illinois 60606
                                 (312) 382-2200
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

         Ronald S. Brody, Esq.                       Stephen L. Ritchie, Esq.
         Mayer, Brown & Platt                           Kirkland & Ellis
             1675 Broadway                               200 E. Randolph
     New York, New York 10019-5820                   Chicago, Illinois 60601
            (212) 506-2500                                (312) 861-2000

                            Calculation of Filing Fee
================================================================================
   Transaction Value*                                  Amount of Filing Fee
--------------------------------------------------------------------------------
     $178,437,916                                            $35,688
================================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Class A and Class B Common Stock, each par value $.01 per share, of Coinmach Laundry Corporation at $14.25 per share. The number of shares used in this calculation consists of (i) 13,178,947 shares issued and outstanding as of May 25, 2000, less shares subject to a rollover agreement which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

|_| Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable      Form or
                                                Registration No.: Not applicable

    Filing Party:  Not applicable               Date Filed:   Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|X| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by CLC Acquisition Corporation, a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "SEC") on May 26, 2000 (the "Schedule TO"). The Schedule TO relates to a tender offer by Purchaser to purchase all outstanding shares of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), for a purchase price of $14.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 and in the related Letter of Transmittal.


ITEM 1

         Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

          "On June 26, 2000, Purchaser announced that it would provide a subsequent offering period of three business days, commencing on July 5, 2000 at 9:00 a.m. Eastern Daylight Savings Time ("EDST") and ending on July 7, 2000 at 5:00 p.m. EDST. Purchaser reserves the right to extend the subsequent offering period for up to an additional 17 business days by issuing a press release on Monday, July 10, 2000. During the subsequent offering period, tendered shares will be accepted and promptly paid for as they are received. The same price to be paid to stockholders of the Company at the conclusion of the initial tender offer period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn."


ITEMS 4 AND 11

         Items 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

          "(c) Subsequent Offering Period. On June 26, 2000, Purchaser announced that it would provide a subsequent offering period of three business days, commencing on July 5, 2000 at 9:00 a.m. Eastern Daylight Savings Time ("EDST") and ending on July 7, 2000 at 5:00 p.m. EDST. Purchaser reserves the right to extend the subsequent offering period for up to an additional 17 business days by issuing a press release on Monday, July 10, 2000. During the subsequent offering period, tendered shares will be accepted and promptly paid for as they are received. The same price to be paid to stockholders of the Company at the conclusion of the initial tender offer preiod will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn."


ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

          (a)(6) Text of Press Release issued by the Company and Purchaser on June 26, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 2000

                                            CLC ACQUISITION CORPORATION

                                            By:   \x\ Vincent J. Hemmer
                                               ---------------------------------
                                               Name:  Vincent J. Hemmer
                                               Title: Vice President


                                            COINMACH LAUNDRY CORPORATION

                                            By:   \x\ Mitchell Blatt
                                               ---------------------------------
                                               Name:  Mitchell Blatt
                                               Title: President

                                                                  EXHIBIT (a)(6)


CONTACT:
-------

CLC Acquisition Corporation
Stephen R. Kerrigan: (704) 375-1947


FOR IMMEDIATE RELEASE
---------------------


         CLC ACQUISITION CORPORATION PROVIDES SUBSEQUENT OFFERING PERIOD
                              FOR CASH TENDER OFFER

NEW YORK, June 26, 2000 -- CLC Acquisition Corporation today announced that, due to the upcoming holiday, it will provide a subsequent offering period of three business days for its $14.25 per share cash tender offer for all outstanding shares of common stock of Coinmach Laundry Corporation (Nasdaq: WDRY).

The tender offer is scheduled to expire at 5:00 p.m. Eastern Daylight Savings Time ("EDST") on Monday, July 3, 2000. If all conditions to the tender offer are satisfied or waived, payment for all shares validly tendered will be made promptly after that time. The subsequent offering period will begin at 9:00 a.m. EDST on July 5, 2000 and will expire at 5:00 p.m. EDST on Friday, July 7, 2000. CLC Acquisition Corporation reserves the right to extend the subsequent offering period for up to an additional 17 business days by issuing a press release on Monday, July 10. During this subsequent offering period, tendered shares will be accepted and promptly paid for as they are received. The same price to be paid to Coinmach stockholders at the conclusion of the initial tender offer period will be paid during the subsequent offering period: $14.25 per share, net to the seller in cash. Shares tendered during the subsequent offering period may not be withdrawn.

                                       ###